PAUL, WEISS, RIFKIND, WHARTON & GARRISON

1285 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10019-6064
TELEPHONE (212) 373-3000
FACSIMILE (212) 757-3990

1615 L STREET, NW
WASHINGTON, DC 20036-5694
TELEPHONE (202) 223-7300
FACSIMILE (202) 223-7420

62, RUE DU FAUBOURG SAINT-HONORÉ
75008 PARIS, FRANCE
TELEPHONE (33 1) 53 43 14 14
FACSIMILE (33 1) 53 43 00 23

FUKOKU SEIMEI BUILDING
2-2 UCHISAIWAICHO 2-CHOME
CHIYODA-KU, TOKYO 100-0011, JAPAN
TELEPHONE (81-3) 3597-8101
FACSIMILE (81-3) 3597-8120

2918 CHINA WORLD TOWER II
NO. 1 JIANGUOMENWAI DAJIE
BEIJING, 100004
PEOPLE'S REPUBLIC OF CHINA
TELEPHONE (86-10) 6505-6822
FACSIMILE (86-10) 6505-6830

12TH FLOOR, HONG KONG CLUB BUILDING
3A CHATER ROAD, CENTRAL
HONG KONG
TELEPHONE (852) 2536-9933
FACSIMILE (852) 2536-9622

ALDER CASTLE
10 NOBLE STREET
LONDON EC2V 7JU, U.K.
TELEPHONE (44 20) 7367 1600
FACSIMILE (44 20) 7367 1650

WRITER'S DIRECT DIAL NUMBER

(212) 373-3309

WRITER'S DIRECT FACSIMILE

(212) 492-0309

WRITER'S DIRECT E-MAIL ADDRESS

rrusso@paulweiss.com

September 10, 2002

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549
Attn: Filing Desk

Swiss Reinsurance Company
File No. 82-4248

Ladies and Gentlemen:

Enclosed on behalf of Swiss Reinsurance Company (the "Company") is a copy of the Company's Interim Report for the six months ended June 30, 2002 and a related letter delivered to shareholders. This document is being filed pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please feel free to call me at (212) 373-3309 if you have any questions regarding this filing.

dlw 9/17

Please acknowledge acceptance of this letter and the enclosure by date stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Very truly yours,

Raphael M. Russo

Raphael M. Russo

cc: Flavia Diethelm, Esq., Swiss Reinsurance Company
Mark S. Bergman, Esq., Paul, Weiss, Rifkind, Wharton & Garrison

Swiss Re

Interim Report 2002

Shareholders' letter

Key figures

CHF millions unless otherwise stated	First-half 2001	First-half 2002	Change in %
Property & Casualty			
– Premiums earned	6 458	6 654	3
– Combined ratio	107%	106%	
– Combined ratio, excluding changes in equalisation reserves	113%	104%	
Life & Health			
– Premiums earned	4 402	5 816	32
– Operating revenues[1]	6 065	7 578	25
– Return on operating revenues	10.7%	11.5%	
Financial Services			
– Premiums earned	1 038	1 366	32
– Total revenues	1 699	1 890	11
– Return on total revenues	16.4%	–20.1%	
Group			
– Premiums earned	11 898	13 836	16
– Net income	1 345	118	–91
– Earnings per share in CHF	4.72	0.38	
– Shareholders' equity (31.12.2001/30.6.2002)	22 598	18 268	–19
– Return on investments (annualised)	7.2%	4.8%	
– Return on equity (annualised)	11.1%	1.1%	
Number of employees	9 312	8 442	–9
– of which in Switzerland	2 894	2 887	

[1] Operating revenues = net premiums earned + net investment income

All figures in the Interim Report 2002 are unaudited

Swiss Re share performance since 1992

Average performance p. a.

Swiss Re	22.1%
Swiss Performance Index	12.9%
DJ Stoxx Insurance Index	7.0%

Market information as at 23 August 2002

Share price in CHF	128.50
Market capitalisation in CHF m	39 884
Number of shares entitled to dividend	310 379 068



Share price in CHF (logarithmic scale)
Annual performance in %
250
200
100
50
20
100
80
60
40
20
0
–20
–40
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002*

Swiss Re
Swiss Performance Index
DJ Stoxx Insurance Index

* Year to 23 August 2002

Fellow shareholders, colleagues, ladies and gentlemen

Swiss Re reported a significant improvement in its core property and casualty reinsurance business in first-half 2002. Firming rates and better conditions in non-life business led to a reduction in the Property & Casualty Business Group's combined ratio, excluding changes to equalisation reserves, from 113% in first-half 2001, to 104% in first-half 2002. Life and health reinsurance business registered substantial growth and continued to outperform its targeted profit margin.

The negative development of global equity markets, however, necessitated impairment charges of CHF 917 million on the value of invested assets. Due to this charge and a reduction in current investment income, Swiss Re's net income decreased from CHF 1 345 million in first-half 2001 to CHF 118 million in first-half 2002. The total investment result declined from its first-half 2001 level of CHF 3 931 million to CHF 2 604 million, reflecting the impairment charges and the general deterioration of the financial markets.

Our Property & Casualty Business Group capitalised on the hardening market conditions by increasing prices, expanding business volume and achieving a marked overall improvement in the quality of the portfolio. The rise in premium levels – in addition to comparatively moderate claims and rigorous cost monitoring – led to a drop in the combined ratio from 113% to 104%, an improvement of CHF 579 million in the underwriting result. Including the changes in equalisation reserves in both years, the combined ratio was 106% in first-half 2002, compared to 107% in first-half 2001, which translates into an underwriting improvement of CHF 92 million. Although the Property & Casualty Business Group significantly improved its underwriting performance, operating income declined from CHF 1 032 million in first-half 2001 to CHF 104 million in first-half 2002, due to the previously mentioned negative influence of the capital markets.

Our Life & Health Business Group, building on the success of previous years, further expanded its business and posted attractive results. The business group reported a substantial increase in operating income, excluding capital gains and losses, of CHF 871 million, up 34% in first-half 2002 from CHF 651 million in first-half 2001. Including capital gains and losses, operating income rose to CHF 895 million, compared to CHF 842 million in first-half 2001. The addition of Lincoln Re in December 2001 had a positive effect on earnings in this reporting period and was the main contributor to a 32% growth in premiums. There was a modest increase in the expense ratio due to the Lincoln Re integration process. The Life & Health Business Group anticipates returning to its previous expense ratio once the Lincoln Re integration is completed in 2003.

In our Financial Services Business Group, a sizeable 32% increase in premiums earned could not offset unfavourable developments from business incepted before 2002. These developments related to our credit reinsurance business, a number of large losses in our risk solutions business as well as a claim on the Lloyd's Central Fund cover. As a result, operating income declined from CHF 278 million in first-half 2001 to a loss of CHF 379 million in first-half 2002. The Financial Services Business Group expects to register improved results once the full accounting implications of the firming trend in the non-life market become evident in the second half of the year.

Given the sustained improvement in the market environment and a tightening of conditions across the insurance industry, we expect further improvements across all reinsurance lines in the second half of the year. If equity markets fail to recover above end-of-June 2002 levels, however, additional impairment charges will have a negative influence on results. Nevertheless, Swiss Re has partly hedged its equity position to minimise its exposure to further equity market deterioration. Assuming there is a moderate equity market recovery and no extraordinary large loss events during the remainder of the year, Swiss Re expects to achieve a satisfactory full-year result despite the challenging capital market environment.

The severe floods, in particular in Central and Eastern Europe, resulted in the loss of many lives and in substantial damages. Swiss Re's preliminary estimate of its loss exposure is around CHF 250 million.

Mr Oswald J. Grübel has left the Swiss Re Board of Directors to concentrate fully on his new role as Chief Executive Officer of Credit Suisse Financial Services. We would like to take this opportunity to thank him for his valuable services and wish him all the best in this new position.

We are pleased to propose Mr Raymund Breu for election to the Board of Directors at the next General Meeting of Shareholders. Mr Breu is the Chief Financial Officer of Novartis AG and a member of the Novartis Executive Committee.

Peter Forstmoser
Chairman of the Board of Directors

Walter B. Kielholz
Chief Executive Officer

Important dates

27 March 2003
Results 2002

12 May 2003
139th Ordinary General Meeting

29 August 2003
Interim Report

Contact addresses
Swiss Reinsurance Company
Mythenquai 50/60
P.O. Box
CH-8022 Zurich
Telephone +41 43 285 2121
Fax +41 43 285 2999
www.swissre.com

Share Register
Karl Haas
Telephone +41 43 285 3294
Fax +41 43 285 3480
E-mail share_register@swissre.com

Investor Relations
Stefan Senn, Andreas Leu
Telephone +41 43 285 4444
Fax +41 43 285 5555
E-mail investor_relations@swissre.com

Public Relations/Media
Henner Alms
Telephone +41 43 285 3908
Fax +41 43 285 2023
E-mail Henner_Alms@swissre.com

This Interim Report 2002 *Shareholders' letter* is available in English, French, German and Italian.

The Interim Report 2002 is available in English, French, German, Italian and Spanish.

Interim Report 2002 Shareholders' letter
order no.: 1492086_02_en

Interim Report 2002 Full version
order no.: 1492019_02_en

Interim Report 2002

Key figures and share performance (unaudited)

Key figures

CHF millions unless otherwise stated		First-half 2001	First-half 2002	Change in %
Property & Casualty				
	– Premiums earned	6 458	6 654	3
	– Combined ratio	107%	106%	
	– Combined ratio, excluding changes in equalisation reserves	113%	104%	
Life & Health				
	– Premiums earned	4 402	5 816	32
	– Operating revenues[1]	6 065	7 578	25
	– Return on operating revenues	10.7%	11.5%	
Financial Services				
	– Premiums earned	1 038	1 366	32
	– Total revenues	1 699	1 890	11
	– Return on total revenues	16.4%	–20.1%	
Group				
	– Premiums earned	11 898	13 836	16
	– Net income	1 345	118	–91
	– Earnings per share in CHF	4.72	0.38	
	– Shareholders' equity (31.12.2001/30.6.2002)	22 598	18 268	–19
	– Return on investments (annualised)	7.2%	4.8%	
	– Return on equity (annualised)	11.1%	1.1%	
	Number of employees	9 312	8 442	–9
	– of which in Switzerland	2 894	2 887	

[1] Operating revenues = net premiums earned + net investment income

All figures in the Interim Report 2002 are unaudited

Swiss Re share performance since 1992

Average performance p. a.

Swiss Re	22.1%
Swiss Performance Index	12.9%
DJ Stoxx Insurance Index	7.0%

Market information as at 23 August 2002

Share price in CHF	128.50
Market capitalisation in CHF m	39 884
Number of shares entitled to dividend	310 379 068

Swiss Re
Swiss Performance Index
DJ Stoxx Insurance Index



Share price in CHF (logarithmic scale)
Annual performance in %
250
200
100
50
20
100
80
60
40
20
0
–20
–40
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002*

* Year to 23 August 2002

Chairman and CEO letter

Fellow shareholders, colleagues, ladies and gentlemen

Swiss Re reported a significant improvement in its core property and casualty reinsurance business in first-half 2002. Firming rates and better conditions in non-life business led to a reduction in the Property & Casualty Business Group's combined ratio, excluding changes to equalisation reserves, from 113% in first-half 2001, to 104% in first-half 2002. Life and health reinsurance business registered substantial growth and continued to outperform its targeted profit margin.

The negative development of global equity markets, however, necessitated impairment charges of CHF 917 million on the value of invested assets. Due to this charge and a reduction in current investment income, Swiss Re's net income decreased from CHF 1345 million in first-half 2001 to CHF 118 million in first-half 2002. The total investment result declined from its first-half 2001 level of CHF 3 931 million to CHF 2 604 million, reflecting the impairment charges and the general deterioration of the financial markets.

Our Property & Casualty Business Group capitalised on the hardening market conditions by increasing prices, expanding business volume and achieving a marked overall improvement in the quality of the portfolio. The rise in premium levels – in addition to comparatively moderate claims and rigorous cost monitoring – led to a drop in the combined ratio from 113% to 104%, an improvement of CHF 579 million in the underwriting result. Including the changes in equalisation reserves in both years, the combined ratio was 106% in first-half 2002, compared to 107% in first-half 2001, which translates into an underwriting improvement of CHF 92 million. Although the Property & Casualty Business Group significantly improved its underwriting performance, operating income declined from CHF 1032 million in first-half 2001 to CHF 104 million in first-half 2002, due to the previously mentioned negative influence of the capital markets.

Our Life & Health Business Group, building on the success of previous years, further expanded its business and posted attractive results. The business group reported a substantial increase in operating income, excluding capital gains and losses, of CHF 871 million, up 34% in first-half 2002 from CHF 651 million in first-half 2001. Including capital gains and losses, operating income rose to CHF 895 million, compared to CHF 842 million in first-half 2001. The addition of Lincoln Re in December 2001 had a positive effect on earnings in this reporting period and was the main contributor to a 32% growth in premiums. There was a modest increase in the expense ratio due to the Lincoln Re integration process. The Life & Health Business Group anticipates returning to its previous expense ratio once the Lincoln Re integration is completed in 2003.

In our Financial Services Business Group, a sizeable 32% increase in premiums earned could not offset unfavourable developments from business incepted before 2002. These developments related to our credit reinsurance business, a number of large losses in our risk solutions business as well as a claim on the Lloyd's Central Fund cover. As a result, operating income declined from CHF 278 million in first-half 2001 to a loss of CHF 379 million in first-half 2002. The Financial Services Business Group expects to register improved results once the full accounting implications of the firming trend in the non-life market become evident in the second half of the year.

Given the sustained improvement in the market environment and a tightening of conditions across the insurance industry, we expect further improvements across all reinsurance lines in the second half of the year. If equity markets fail to recover above end-of-June 2002 levels, however, additional impairment charges will have a negative influence on results.

Nevertheless, Swiss Re has partly hedged its equity position to minimise its exposure to further equity market deterioration. Assuming there is a moderate equity market recovery and no extraordinary large loss events during the remainder of the year, Swiss Re expects to achieve a satisfactory full-year result despite the challenging capital market environment.

The severe floods, in particular in Central and Eastern Europe, resulted in the loss of many lives and in substantial damages. Swiss Re's preliminary estimate of its loss exposure is around CHF 250 million.

Mr Oswald J. Grübel has left the Swiss Re Board of Directors to concentrate fully on his new role as Chief Executive Officer of Credit Suisse Financial Services. We would like to take this opportunity to thank him for his valuable services and wish him all the best in this new position.

We are pleased to propose Mr Raymund Breu for election to the Board of Directors at the next General Meeting of Shareholders. Mr Breu is the Chief Financial Officer of Novartis AG and a member of the Novartis Executive Committee.

Peter Forstmoser
Chairman of the Board of Directors

Walter B. Kielholz
Chief Executive Officer

Strong improvements in operating performance were offset by investment losses arising from the write-down of equity investments.

Net premiums earned increased by 16% over first-half 2001 to CHF 13.8 billion. Adjusted for the sale of NCM and the effect of the stronger Swiss franc, the increase was 24%.

The Property & Casualty Business Group reported net premiums earned of CHF 6.7 billion. Adjusting for the effect of foreign exchange and the transfer of the credit and aviation business to the Financial Services Business Group, the increase was 13% over first-half 2001.

Net premiums earned in the Life & Health Business Group increased by 32% over first-half 2001, to CHF 5.8 billion. This was due principally to the acquisition of Lincoln National's reinsurance business ("Lincoln Re"); integration is proceeding smoothly and new-business generation is ahead of expectations.

Net premiums earned in the Financial Services Business Group grew by 32% over the first-half 2001 figure, to CHF 1.4 billion. Excluding the impact of the sale of NCM, the transfer of business from the Property & Casualty Business Group and foreign-exchange effects, underlying growth was 43%. This growth was largely attributable to increased premium income from large corporate risks.

Net current investment income fell by 8% to CHF 2.8 billion as a result of a decline in the dollar and the absence of some dividend income from the prior year.

Net realised investment gains of CHF 884 million in first-half 2001 became net realised losses of CHF 200 million in first-half 2002. The principal reason for this deterioration was the recognition of "other-than-temporary" impairments to the value of equity and debt securities.

These impairment losses in first-half 2002 were CHF 917 million; they were partially offset by realised gains on a number of positions, including a further gain on the second stage of the sale of part of the Group's interest in NCM.

Other revenues are slightly down as a result of the sale of NCM. This was partially offset by income from Conning Corporation, which was acquired on 2 July 2001.

Claims and claim adjustment expenses and life and health benefits increased by 19% over first-half 2001, to CHF 11.8 billion. This reflects the general increase in non-life net premiums as well as the rise in life and health volume due to the Lincoln Re acquisition. The level of natural catastrophes was significantly below that of first-half 2001. In addition, the Group did not see any significant change in its provisions for the losses arising from the terrorist attack of 11 September 2001. The Group made a contribution of CHF 110 million to equalisation reserves in first-half 2002, compared to a release of CHF 485 million in first-half 2001.

The Group's reserve ratio at the end of first-half 2002 was 311%, compared to a currency-adjusted 327% at the end of 2001. The main factor behind this decrease was the rise in premium volume due to price increases.

Acquisition costs increased by 10% over first-half 2001, to CHF 2.9 billion. This is less than the increase in net premiums earned and is due principally to reductions in the commission rate paid by the Property & Casualty Business Group.

Amortisation of goodwill was slightly higher than in first-half 2001, reflecting the impact of goodwill from the Conning Corporation and Lincoln Re acquisitions. Conning was acquired in July 2001 and Lincoln Re in December 2001.

The Group's other operating costs were unchanged. The management expense ratio declined from 10.1% in first-half 2001 to 9.0%.

The Group's tax rate was 43%, compared to 23% in first-half 2001.

The Group's net income was CHF 118 million, compared to net income of CHF 1345 million in first-half 2001. This led to earnings of CHF 0.38 per share, down from CHF 4.72 per share in first-half 2001.

Shareholders' equity was CHF 18.3 billion, down from CHF 22.6 billion at the end of 2001. This change was mainly due to the reduction in net unrealised investment gains and the weakness of the US dollar and the euro against the Swiss franc. Return on equity decreased from 11.1% to 1.1%.

Investments

In what was a generally unfavourable investment environment, Swiss Re achieved a return on investments of 4.8% in first-half 2002. The investment result was supported by solid income from the bond portfolio. Substantial realised gains on equities and bonds partly compensated for the necessary value adjustments on retained equities.

The most prominent investment development in first-half 2002 was a general loss of investor confidence in corporate securities, following a stream of bankruptcies and accounting scandals. Despite solid fundamental economic data, this triggered a pronounced weakness in equity markets, with a corresponding rise in government bond prices. This development had a significant impact on the period under review and continued to worsen through July 2002. However, the markets have since recovered and are approaching the end-of-June levels.

Swiss Re's bond portfolio is weighted heavily towards the US dollar. The portfolio's performance benefited from a net fall in US dollar interest rates during first-half 2002, which allowed Swiss Re to realise some gains. The bond portfolio showed solid current income, with a slightly lower average duration and a largely unchanged proportion of corporate bonds and alternative asset classes. However, the persistently low interest-rate environment will continue to have an impact on income as higher-yielding investments from previous periods mature and are replaced. Value adjustments on bonds were moderate, despite a number of well-publicised corporate failures.

The equity portfolio was subject to the general weakness of stock markets around the globe. As the markets deteriorated, Swiss Re reviewed those assets whose market value fell below cost. An amount of CHF 917 million in value adjustments was considered "other than temporary" and charged to the income statement under Swiss GAAP FER 14. On the other hand, Swiss Re's cautious short-term outlook for equity markets prompted a realisation of gains on equities amounting to CHF 744 million; this partly compensated for the impact of the value adjustments.

Asset classes



Fixed income investments 77%
Equity securities 18%
Other investments 5%

The composition of the invested assets remained largely unchanged.

However, the presentation of balance-sheet items was altered to allow for new categories that specifically reflect assets generated by financial-services activities, mainly those of the Investment Banking unit. These assets are funded in a specific form.

This has reduced the amount of assets shown as investments to CHF 90 billion. Total investments also suffered from the weakness of equity markets and from the fall in both the US dollar and euro currency-exchange rates.

Income reconciliation

The following table reconciles the income from Swiss Re's business groups and the operations of its Corporate Centre with the Group's consolidated net income before tax.

Net realised gains or losses on some financial instruments including own shares; amortisation of goodwill; other income or expenses, such as indirect taxes, capital taxes, interest charges, restructuring costs and certain other income and expense items, have been excluded when assessing the performance of each business group.

CHF millions	First-half 2001	First-half 2002	Change in %
Business group operating income			
Property & Casualty	1 032	104	–90
Life & Health	842	895	6
Financial Services	278	–379	
Total business group operating income	**2 152**	**620**	**–71**
Corporate Centre expenses	–197	–190	–4
Items excluded from the business groups:			
Net realised investment gains	39	122	213
Amortisation of goodwill	–181	–186	3
Other income/expenses	–69	–159	130
Net income before tax	**1 744**	**207**	**–88**

Capital management

In June 2002, Swiss Re successfully updated its USD 2 billion European Medium Term Notes (EMTN) programme. At the end of June 2002, Swiss Re's outstanding debt under the EMTN had an aggregate face value of USD 960 million.

Apart from syndicated loans totalling CHF 458 million that matured on 25 March 2002, Swiss Re has no other maturities of long-term senior debt or hybrid capital this year.

Swiss Re issues operational debt to provide working capital for the financing of specific assets as part of its business activities. During first-half 2002, Swiss Re took advantage of opportunities to issue medium- and long-term operational debt.

This is part of the strategy to prudently manage Swiss Re's liquidity and refinancing risk by limiting exposure to short-term debt markets.

The aggregate value of European Medium Term Notes issued in first-half 2002 was the equivalent of USD 209 million, with a weighted average maturity of 1.83 years. Operational long-term debt raised under a Payment Undertaking Agreement in first-half 2002 totalled USD 201 million, with a weighted average maturity of 11.4 years. All interest-rate and currency risk for operational debt is hedged to a three-month LIBOR benchmark.

Premiums earned showed effective growth of 13% in first-half 2002. The combined ratio was 104%, down from 113% (excluding changes in equalisation reserves) for first-half 2001, reflecting an improved underlying performance.

Primary and reinsurance market

Primary rates continued to increase, driven by the after-effects of the 11 September 2001 terrorist attack, negative financial market performance, several years of unprofitable underwriting results and the price of reinsurance. The most dramatic increases were in the US, where rates for natural perils coverage increased by up to 100% and liability lines that had suffered significant losses (such as directors' and officers' and medical malpractice) rose between 40% and 100%. This rising trend was also maintained in European markets.

The reinsurance industry as a whole continued the drive for premium rates commensurate with risk exposures. In all major markets and lines of business, the recorded rate increases ranged from 10% to 40%.

The coverage of terrorism risk remains a major topic: some national solutions have been introduced (eg in France and Germany), but no common approach has yet been found for the US.

Business development

All of the main forces influencing the underwriting result improved during this period. In addition to seeing higher rates in both the direct and reinsurance markets, Swiss Re was successful in its efforts to reduce commissions, exposures and administration expenses. On the other hand, the financial result for first-half 2002 was still materially influenced by business written before the major changes in the markets that followed the attack of 11 September 2001.

With effect from the beginning of 2002, the aviation and credit and surety business previously written by the Property & Casualty Business Group was transferred to the Financial Services Business Group.

CHF millions	First-half 2001	First-half 2002	Change in %
Revenues			
Premiums earned	6 458	6 654	3
Net investment income	979	792	−19
Net realised investment gains/losses	515	−318	
Total revenues	**7 952**	**7 128**	**−10**
Expenses			
Claims and claim adjustment expenses	−4 968	−5 186	4
Acquisition costs	−1 584	−1 491	−6
Other operating costs and expenses	−368	−347	−6
Total expenses	**−6 920**	**−7 024**	**2**
Operating income	**1 032**	**104**	**−90**
Claims ratio in %	77	78	
Acquisition cost ratio in %	24	23	
Administration expense ratio in %	6	5	
Combined ratio in %	107	106	
Combined ratio in %, excluding changes in equalisation reserves	113	104	

Furthermore, January 2002 saw the first major European renewals since the announcement of Bavarian Re's integration with Swiss Re on 7 February 2001; inevitably, some reinsurance programmes where both companies were significantly represented were realigned, and their combined shares could not always be maintained. Another influence on premium volume was the marked shift from proportional to non-proportional treaties in accordance with Swiss Re's strategy of improving control over underwriting and pricing.

Premiums earned grew by 3% over first-half 2001. The appreciation of the Swiss franc had a negative impact of 5%, while the transfer of aviation and credit and surety business reduced growth in the business group by 5%. Excluding these effects, the underlying increase was 13%.

A contribution of CHF 110 million to equalisation reserves during the period added almost 2% to the claims ratio, while a release of CHF 377 million in the same period last year to help offset large losses improved last year's claims ratio by 6%.

Acquisition costs declined as a result of the improved conditions achieved on renewal. Other operating costs and expenses also declined, reflecting the continued emphasis on cost control and efficiency within the business group.

Overall, the combined ratio was reduced to 106% (104% excluding the contribution to equalisation reserves). Barring exceptional losses in the second half of the year, this important ratio should continue to improve as the benefits of the underwriting action taken to date begin to be reflected in results.

The decrease in overall operating income was due entirely to weaker investment performance. The underwriting result improved by CHF 92 million, including the changes in equalisation reserves. Excluding the changes in equalisation reserves, the improvement was CHF 579 million. The combined ratio, excluding changes in equalisation reserves, improved from 113% in first-half 2001 to 104% in 2002.

Operating revenues increased 25% in first-half 2002, principally due to the acquisition of Lincoln Re. The operating result (excluding realised investment gains) increased by 34%.

Premium growth in the primary market is expected to be in the 5–10% range, with higher rates in North America and Asia and lower growth in Europe. Falling equity markets and expanding credit spreads have placed increased solvency pressure on primary life insurers, which may lead to increased life reinsurance opportunities in the future.

Business development

The Life & Health Business Group's operating results showed further increases over first-half 2001: total revenues grew by 22% to CHF 7 602 million, including a 32% increase in premiums. Excluding realised gains, revenues grew by 25% over first-half 2001 to CHF 7 578 million, and operating income by 34% to CHF 871 million. Operating income including net realised investment gains increased by 6% to CHF 895 million.

Total expenses were up by 24%, reflecting the increased scale of life reinsurance operations. The management expense ratio increased slightly to 5.3%, but is expected to decline after the full benefits of the Lincoln Re integration are realised. The business group's return on operating revenues (excluding realised gains) was 11.5%, exceeding the target ratio of 10%. The first-half 2002 results included favourable developments in the health segment and, to a lesser extent, unfavourable developments in the life segment. More specifically, the life segment saw a negative impact from the guaranteed minimum death benefit run-off portfolio due to equity market declines and adverse claims experience for UK critical illness products.

CHF millions	First-half 2001	First-half 2002	Change in %
Revenues			
Premiums earned	4 402	5 816	32
Net investment income	1 663	1 762	6
Operating revenues	**6 065**	**7 578**	**25**
Net realised investment gains	191	24	–87
Total revenues	**6 256**	**7 602**	**22**
Expenses			
Claims and claim adjustment expenses; life and health benefits	–4 182	–4 944	18
Acquisition costs	–942	–1 364	45
Other operating costs and expenses	–290	–399	38
Total expenses	**–5 414**	**–6 707**	**24**
Operating income	**842**	**895**	**6**
Operating result, excluding realised gains	**651**	**871**	**34**
Management expense ratio in %	4.8	5.3	
Return on operating revenues in %[1]	10.7	11.5	

[1] Operating revenues include premiums earned and net investment income

The increases in revenues and operating income were principally due to the acquisition of Lincoln Re. While it is difficult to fully identify the incremental impact of Lincoln Re as new business is progressively written through Swiss Re legal entities, the Group is able to affirm that, to date, revenue targets are being met and the acquisition is contributing to earnings growth.

In line with the primary market, premium growth has continued to show positive development in North America and Asia, despite the stabilisation of cession rates in the US. Europe has shown a small decline in premiums following the Bavarian Re integration. The results also benefited from two Admin Re℠ transactions, effective as of 1 January 2002, as well as from the impact of the Southwestern Life transaction completed in mid-2001. Admin Re℠ transactions in 2002 involved total invested capital of CHF 300 million.

The integration of Lincoln Re is proceeding as planned, with full merging of information systems expected by the end of 2002.

Embedded value up 35% in 2001

On 12 July, Swiss Re announced its embedded-value figures for the year 2001.

Swiss Re's life and health business saw a 35% increase in its embedded value, growing by CHF 4.5 billion to CHF 17.6 billion in 2001. The acquisition of Lincoln Re contributed CHF 2.5 billion to this increase.

The embedded-value after-tax operating profit was CHF 1.5 billion (2000: CHF 1.8 billion). The decrease was principally due to a lower volume of capital invested in Admin Re℠ transactions, as Swiss Re focused on the acquisition of Lincoln Re during the second half of the year. An after-tax loss of CHF 0.1 billion due to the 11 September terrorist attack also contributed to reduced profit. The underlying profitability of the business continues to be favourable.

The fall in the value of equities within shareholders' net worth further reduced total embedded-value after-tax earnings to CHF1.2 billion (2000: CHF 1.8 billion).

Total revenues for first-half 2002 increased to CHF 1.9 billion, up by 11%. Operating income declined to a loss of CHF 379 million owing to the impact of large losses in Credit Solutions and Corporate Risk Underwriting.

The Financial Services Business Group reported revenues of CHF 1.9 billion for first-half 2002, up by 11% over first-half 2001. Premiums increased by 32% over the first-half 2001 figure (despite the deconsolidation of NCM), while fees and commissions grew by 23%. Although most segments saw strong underwriting improvements, operating income in first-half 2002 declined to a loss of CHF 379 million. This was primarily due to the impact of a loss on the cover for the Lloyd's Central Fund, large losses in Corporate Risk Underwriting and the adverse investment environment, which also affected credit business.

CHF millions	First-half 2001	First-half 2002	Change in %
Gross revenues			
Premiums earned	1 038	1 366	32
Net investment income	309	242	−22
Net realised investment gains/losses	139	−28	–
Trading revenues	–	48	–
Fees and commissions	213	262	23
Gross revenues	**1 699**	**1 890**	**11**
Expenses			
Acquisition costs	−109	−63	−42
Claims and claim adjustment expenses	−814	−1 718	111
Gross margin	**776**	**109**	**−86**
Operating costs	−498	−488	−2
Operating income/loss	**278**	**−379**	

Corporate Risk Underwriting, part of the Risk Solutions business unit, saw its premiums increase by 92% over first-half 2001 levels to CHF 845 million (including aviation premiums of CHF 25 million previously written by the Property & Casualty Business Group). This is the result of a continued firming of prices and conditions and higher attachment points in property, casualty and aviation business. Market share, particularly for aviation business, is expanding. As the portfolio will renew throughout the year, the full accounting impact on premiums and results will be felt in 2003 and beyond.

Risk Solutions operating income declined to a loss of CHF 92 million. Growth in premiums was offset by a relatively high number of new large casualty claims mostly from treaties previously incepted on a multi-year basis (with a concentration in the health-care sector). This will lead to further upward pressure on premium rates in this line of business.

In light of weakening credit market conditions, Credit Solutions reported a negative operating result of CHF 338 million for first-half 2002, with revenues increasing to CHF 401 million.

These results include premiums of about CHF 193 million of Credit & Surety business previously written by the Property & Casualty Business Group. Anticipating the market downturn, Swiss Re reduced its credit reinsurance exposures by 20%, with comparable premium volume down by only 11%. However, defaults on covers from prior treaty years, including those for Holzmann and K-Mart, led to a higher loss ratio in credit reinsurance. In addition, the previously mentioned Lloyd's cover that is currently under renegotiation added to these losses. Swiss Re continues to take a cautious approach to underwriting but remains confident in the long-term growth potential of its credit-related business. There were no losses in the portfolio credit default swap book. Widening benchmark spreads, however, had a negative impact of CHF 55 million, net of hedges, on marked-to-market valuations.

Compared to first-half 2001, the Asset Management business unit saw a sharp increase of CHF 57 million in fee income from third parties, primarily due to the consolidation of Conning Corporation. At mid-2002, third-party assets under management were CHF 53 billion, reflecting the sale of Conning's mortgage loan and real estate servicing operation to Key Corp. as well as the negative impact of the US dollar. New money inflow totalled CHF 2.8 billion in first-half 2002.

The Capital Partners business unit saw an additional realised gain of CHF 85 million from the Gerling/NCM transaction, more than offsetting a number of limited private equity write-offs.

Investment Banking revenues rose significantly in first-half 2001 from CHF 101 million to CHF 170 million in 2002. The Financial Products business unit gained momentum, and Fox-Pitt, Kelton (FPK) maintained growth despite a difficult market environment, closing the first half with a profit. Financial Products neared break-even as accelerating business development began to offset start-up costs; the unit is expected to generate operating profits for the full business year.

Corporate Centre

During first-half 2002, the Corporate Centre continued to spearhead Group-wide projects to strengthen the Swiss Re brand, enhance the effectiveness of global management and reduce overall costs. The project costs are expected to rise in the second half of 2002. Swiss Re's Corporate Centre includes four divisions: Communications & Human Resources; Finance; Information Technology; and Risk & Knowledge.

CHF millions	First-half 2001	First-half 2002	Change in %
Corporate Centre operating expenses			
Operating expenses	–197	–190	–4

Rüschlikon – Centre for Global Dialogue

With 270 events and almost 5 000 participants, Swiss Re's Centre for Global Dialogue in Rüschlikon had a successful first-half 2002. Highlights among its many well-attended conferences included the European Private Equity Conference and the International Risk and Governance Council Round Table.

Recent events

On 10 July, Swiss Re announced the appointment by the Board of Directors of Phillip Colebatch to the company's Executive Board, effective 10 September 2002. Mr Colebatch will also serve on the Executive Team of Swiss Re's Financial Services Business Group as head of its capital markets and advisory activities. Based in London, Mr Colebatch will report to Jacques Aigrain, Head of the Financial Services Business Group.

Also on 10 July, Swiss Re received regulatory authorisation from the Chinese authorities to prepare for branch operation in China. This approval by the China Insurance Regulatory Commission (CIRC) covers both property and casualty and life reinsurance.

On 18 July, Swiss Re announced that it had formed a catastrophe bond of USD 255 million in four-year protection against a series of natural catastrophe risks. Swiss Re Capital Markets Corporation, acting as sole bookrunner, then privately placed the securities with institutional investors. The proceeds from the offering fully collateralise the financial contract between the issuer (PIONEER 2002 Ltd) and Swiss Re, and will serve to replenish Swiss Re's capital should any of the specified natural catastrophes occur.

Torrential rains caused major flooding across Europe in August 2002. The floods were exceptional as they affected a wide area extending from the UK, Spain, Austria, Germany and the Czech Republic to the Black Sea coast. A precise estimate of the total economic loss cannot be made at present. According to preliminary estimates, Germany is expected to suffer the greatest economic loss (> EUR 10 billion), followed by Austria (> EUR 3 billion) and the Czech Republic (> EUR 2 billion). Total economic damage is likely to exceed EUR 15 billion. The insured loss will be substantially lower than the economic loss, since flood insurance penetration is generally low and/or sublimited in the affected countries. Swiss Re's preliminary estimate of its loss exposure is around CHF 250 million.

Outlook

Swiss Re expects continued firming of prices and conditions in non-life business at the upcoming renewals this year. The company will exercise every means to continue to improve the quality – and thus the profitability – of its portfolio. This will also further reduce the combined ratio.

In life and health business, increasing capital requirements for primary life insurers will probably lead to increased opportunities for both Admin Re^{SM} and traditional transactions. Favourable opportunities to acquire Admin Re^{SM} business will be taken up as and when they occur.

The financial services segments are expected to profit significantly from positive developments in non-life risk solutions business for large corporate clients.

For full-year 2002, premium growth is expected to accelerate significantly compared to first-half levels. Barring extraordinary large loss events, the combined ratio of the Property & Casualty Business Group and the Corporate Risk Underwriting unit of the Financial Services Business Group will further improve. Swiss Re is confident that the Life & Health Business Group will continue to report strong revenue and earnings growth in 2002. Swiss Re has a moderately positive view on the outlook for the equity markets. However, if equity markets persist at or below their end-of-June levels, further impairment charges will have a negative impact on the result.

Income statement (unaudited)

For the first half ended 30 June

CHF millions	Notes	2001	2002
Revenues			
Premiums earned	9	11 898	13 836
Net investment income	2	3 047	2 804
Net realised investment gains/losses	2	884	-200
Other revenues		234	231
Total revenues		**16 063**	**16 671**
Expenses			
Claims and claim adjustment expenses	9	-5 768	-6 905
Life and health benefits	9	-4 196	-4 943
Acquisition costs		-2 635	-2 911
Amortisation of goodwill	4	-181	-186
Other operating costs and expenses		-1 539	-1 519
Total expenses		**-14 319**	**-16 464**
Income before income tax expense		1 744	207
Income tax expense		-399	-89
Net income		**1 345**	**118**
Earnings per share in CHF			
Basic		4.72	0.38
Diluted		4.71	0.38

The accompanying notes are an integral part of the Group financial statements.

Balance sheet (unaudited)

Assets

CHF millions	Notes	31.12.2001	30.06.2002
Investments	2, 3		
Fixed income securities:			
Available for sale, at amortised cost (fair value: 2001: 60 636; 2002: 59 055)		59 905	58 120
Trading at fair value (amortised cost: 2001: 636; 2002: 781)		622	833
Equity securities – Available for sale, at fair value (cost: 2001: 16 788; 2002: 16 545)		19 013	16 369
Mortgages and other loans		7 796	7 135
Investment real estate		1 261	1 518
Short-term investments, at amortised cost which approximates fair value		3 722	3 143
Other invested assets		3 569	2 810
Total investments		**95 888**	**89 928**
Cash and cash equivalents		5 018	4 470
Accrued investment income		1 200	1 024
Premiums receivable		13 197	15 766
Reinsurance recoverable on paid and unpaid claims		7 854	6 522
Funds held by ceding companies		15 914	17 736
Prepaid reinsurance premiums		672	773
Deferred acquisition costs	5	3 836	4 103
Acquired present value of future profits	5	7 674	7 375
Goodwill	4	4 287	3 776
Income taxes recoverable		876	721
Financial services assets	1	5 038	9 290
Other assets		8 776	6 975
Total assets		**170 230**	**168 459**

The accompanying notes are an integral part of the Group financial statements.

Liabilities and shareholders' equity

CHF millions	Notes	31.12.2001	30.06.2002
Liabilities			
Unpaid claims and claim adjustment expenses		68 618	66 264
Liabilities for life and health policy benefits		41 370	38 762
Unearned premiums		6 399	7 989
Funds held under reinsurance treaties		4 504	5 790
Reinsurance balances payable		3 958	5 688
Income taxes payable		541	498
Deferred income taxes		1 499	1 407
Financial services liabilities	1	5 038	9 290
Short-term debt		1 397	1 491
Accrued expenses and other liabilities		7 263	7 058
Long-term debt	6	7 045	5 954
Total liabilities		**147 632**	**150 191**
Shareholders' equity			
Common stock, CHF .10 par value			
2001: 321 868 120 and 2002: 322 057 870 shares authorised and issued		32	32
Additional paid-in capital		5 757	5 757
Accumulated other comprehensive income:			
Net unrealised investment gains/losses, net of deferred tax		2 259	−104
Cumulative translation adjustments		1 288	−21
Total accumulated other comprehensive income		**3 547**	**−125**
Retained earnings		13 044	12 380
Reserve for own shares	7	218	224
Total shareholders' equity		**22 598**	**18 268**
Total liabilities and shareholders' equity		**170 230**	**168 459**

The accompanying notes are an integral part of the Group financial statements.

Statement of shareholders' equity (unaudited)
Statement of comprehensive income (unaudited)

Statement of shareholders' equity

CHF millions	Common stock	Additional paid-in capital	Net unrealised gains/losses, net of tax	Cumulative translation adjustments	Retained earnings	Reserve for own shares	Total
Balance as of 31 December 2000	**147**	**1 753**	**5 714**	**871**	**14 053**	**249**	**22 787**
Net loss					−165		−165
Change in unrealised gains/losses on securities, net			−3 455				−3 455
Foreign currency translation adjustments				417			417
Dividends					−713		−713
Change in own shares (note 7)					31	−31	
Capital repayment	−117						−117
Equity offering	2	4 004					4 006
Change in accounting policy					−162		−162
Balance as of 31 December 2001	**32**	**5 757**	**2 259**	**1 288**	**13 044**	**218**	**22 598**
Net income					118		118
Change in unrealised gains/losses on securities, net			−2 363				−2 363
Foreign currency translation adjustments				−1 309			−1 309
Dividends					−776		−776
Change in own shares (note 7)					−6	6	
Balance as of 30 June 2002	**32**	**5 757**	**−104**	**−21**	**12 380**	**224**	**18 268**

The accompanying notes are an integral part of the Group financial statements.

Statement of comprehensive income

For the first half ended 30 June

CHF millions	2001	2002
Net income	1 345	118
Other comprehensive income:		
Change in foreign currency translation adjustments	1 449	−1 309
Change in unrealised gains/losses, net of tax	−1 440	−2 363
Comprehensive income/loss	**1 354**	**−3 554**

The accompanying notes are an integral part of the Group financial statements.

For the first half ended 30 June

CHF millions	2001	2002
Cash flows provided/used by operating activities		
Net income	1 345	118
Adjustments to reconcile net income to net cash provided/used by operations:		
Depreciation, amortisation and other non-cash items	457	416
Net realised investment gains/losses	–884	200
Change in technical provisions, net	1 748	2 512
Change in reinsurance receivables and funds held by ceding companies	66	–767
Change in other assets and liabilities	–162	–243
Change in income taxes payable/recoverable	325	36
Income from equity-accounted investees, net of dividends received	–47	59
Net cash provided/used by operating activities	**2 848**	**2 331**
Cash flows provided/used by investing activities		
Fixed income securities:		
Proceeds from sale of investments	28 118	28 880
Purchase of investments	–28 419	–32 725
Net purchase/sale of short-term investments	–387	535
Equity securities:		
Proceeds from sale of investments	4 620	5 244
Purchase of investments	–4 916	–5 811
Cash paid/received for acquisitions/disposals and reinsurance transactions, net	–565	237
Other investments, net	–892	27
Net cash provided/used by investing activities	**–2 441**	**–3 613**
Cash flows provided/used by financing activities		
Issuance of long-term debt	507	1 398
Issuance/repayment of other debt	765	479
Dividends paid	–713	–776
Net cash provided/used by financing activities	**559**	**1 101**
Effect of foreign currency translation	123	–367
Change in cash and cash equivalents	1 089	–548
Cash and cash equivalents as of 1 January	3 433	5 018
Cash and cash equivalents as of 30 June	**4 522**	**4 470**

The accompanying notes are an integral part of the Group financial statements.

1. Organisation and basis of presentation

Nature of operations

The Swiss Re Group, which is headquartered in Zurich, Switzerland, comprises Swiss Reinsurance Company (the parent company, referred to as "Swiss Re Zurich") and its subsidiaries (collectively, the "Swiss Re Group" or the "Group"). The Group provides reinsurance, alternative risk transfer products and services to insurance companies, clients and others world-wide. Reinsurance and other related products and services are delivered to clients through a network of more than 70 offices in over 30 countries as well as through reinsurance brokers.

Basis of presentation

The interim Group financial statements have been prepared in accordance with Swiss GAAP FER. These interim financial statements should be read in conjunction with the Swiss Re Group financial statements for the year ended 31 December 2001.

Use of estimates in the preparation of financial statements

The preparation of financial statements requires management to make significant estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses as well as the related disclosure including contingent assets and liabilities. The Group owns certain financial instruments and invests in securities that are not exchange traded and have no readily observable market value. The Group estimates the value of these assets and liabilities on the basis of historical information, actuarial analyses, financial modelling and other analytical techniques. The Swiss Re Group's liabilities for unpaid claims and claim adjustment expenses and policy benefits for life and health include estimates for premium, claim and benefit data not received from ceding companies at the date of the financial statements. Actual results could differ significantly from the estimates described above.

Change in basis of presentation

Financial services assets and liabilities

The Group has adopted additional balance sheet categories for the financial services assets and liabilities generated by the financial services business activities, principally in the Investment Banking business unit. The balance sheet as of 31 December 2001 has been reclassified to reflect the change. The reclassification does not affect total assets, liabilities or shareholder's equity.

2. Investments

Investment income

Net investment income by source for the half years ended 30 June was as follows:

CHF millions	2001	2002
Fixed income securities	1 674	1 804
Equity securities	266	237
Mortgages and other loans	326	333
Real estate	61	47
Short-term investments	207	51
Other current investments	10	30
Equity in earnings of equity accounted investees	206	77
Cash and cash equivalents	46	26
Deposits with ceding companies	381	389
Gross investment income	3 177	2 994
Less investment expenses	−130	−190
Net investment income	**3 047**	**2 804**

Dividends received from investees accounted for using the equity method were CHF 159 million and CHF 136 million in the half years ended 30 June 2001 and 2002, respectively.

Realised gains and losses

Realised gains and losses for fixed income, equity securities and other investments for the half years ended 30 June were as follows:

CHF millions	2001	2002
Fixed income securities:		
Gross realised gains	938	611
Gross realised losses	−87	−469
Equity securities:		
Gross realised gains	780	1 190
Gross realised losses	−655	−446
Net realised gains/losses on other investments	269	−169
Value adjustments	−361	−917
Net realised investment gains/losses	**884**	**−200**

Investments by original currency

The Group's investment portfolio at carrying value is comprised of concentrations in the following major currencies:

As of 31 December 2001

CHF millions	USD	EUR	GBP	CHF	CAD	Other	Total
Fixed income securities	39 576	9 658	4 775	787	4 157	1 574	60 527
Equity securities	2 833	7 157	2 871	3 926	203	2 023	19 013
Mortgages/other loans	5 518	1 685	11	545	21	16	7 796
Other	5 414	1 083	115	1 136	395	409	8 552
Total	**53 341**	**19 583**	**7 772**	**6 394**	**4 776**	**4 022**	**95 888**

As of 30 June 2002

CHF millions	USD	EUR	GBP	CHF	CAD	Other	Total
Fixed income securities	36 845	11 110	4 780	249	4 281	1 688	58 953
Equity securities	2 653	5 898	2 634	3 066	194	1 924	16 369
Mortgages/other loans	4 860	1 672	10	557	19	17	7 135
Other	4 765	894	369	829	117	497	7 471
Total	**49 123**	**19 574**	**7 793**	**4 701**	**4 611**	**4 126**	**89 928**

Cash and cash equivalents

Cash and cash equivalents include short-term deposits with a carrying value of CHF 3 544 million and CHF 1 679 million as of 31 December 2001 and 30 June 2002, respectively.

Mortgages, loans and real estate

As of 31 December 2001 and 30 June 2002, investments in mortgages and other loans, real estate and investment for separate account business comprised the following:

	31.12.2001		30.06.2002	
CHF millions	Carrying value	Fair value	Carrying value	Fair value
Mortgages and other loans	7 796	7 796	7 135	7 135
Investment real estate	1 261	2 168	1 518	2 436
Investment for separate account business	1 943	1 943	1 933	1 933

As of 31 December 2001 and 30 June 2002, the Group's investment in mortgages and other loans included CHF 204 million and CHF 192 million, respectively, of loans due from employees and CHF 342 million and CHF 363 million due from officers. These loans generally consist of mortgages offered at variable and fixed interest rates.

The Group's investment in mortgages and other loans included CHF 1 587 million and CHF 1 646 million of mortgage participations associated with linked investment contracts as of 31 December 2001 and 30 June 2002, respectively. Contract holders bear all investment risk related to mortgage participations. Fair value for other loans is considered to be equal to carrying value.

Depreciation expense related to income producing properties was CHF 14 million and CHF 15 million for the half years ended 30 June 2001 and 2002, respectively. Accumulated depreciation on investment real estate totalled CHF 593 million and CHF 604 million as of 31 December 2001 and 30 June 2002, respectively.

Substantially all mortgages and other loans receivable are secured by buildings, land or the underlying policies. The ultimate collectibility of the receivables is evaluated regularly and an appropriate allowance for uncollectible amounts is established.

Development of real estate and investments in affiliated companies

CHF millions	2001 Investment real estate	2001 Affiliated companies	First-half 2002 Investment real estate	First-half 2002 Affiliated companies
Balance as of 1 January	1 183	1 422	1 261	2 373
Foreign currency translation adjustments	–14	22	–35	–157
Depreciation	–28		–15	
Additions/sales/interest in equity	117	993	10	–508
Unrealised gains/losses		–34		–48
Gains/losses on sales	3	–30	26	103
Transfers			271	
Balance as of period end	**1 261**	**2 373**	**1 518**	**1 763**

The Group has transferred CHF 271 million from own use property to investment property. The Group is constructing a building for both own use and investment purposes. The Group has now commenced marketing activities for the new building and determined the expected proportions for own use and investment.

3. Derivative financial instruments

The Group uses a variety of derivative financial instruments including swaps, options, forwards and exchange traded financial futures in its trading and hedging strategies, in line with the Group's overall risk management strategy. The objectives include managing exposure to price, foreign currency and/or interest rate risk on planned or anticipated investment purchases, existing assets or liabilities as well as to lock in attractive investment conditions for future available funds.

The amounts reported under "Credit derivatives" are mainly (80%) portfolio credit default swap structures underwritten by the business unit "Credit Solutions" of the Financial Services Business Group. In such structures, under which the Group primarily sells credit protection, the protection buyer in most cases retains a first loss position (or deductible). The Group is typically exposed only once the aggregate credit losses in the portfolio (net of any recovery amount) exceed this retained first loss position. Each portfolio credit default swap can be tranched into layers of increasing credit quality, from "equity" (i.e. first loss position) to "Super-Senior" (i.e. with better than "AAA" quality). The Group has over 90% of its notional exposure assigned to the "Super-Senior" category.

The remaining 20% of the reported total notional amount refers to credit default swaps on the trading book of the business unit "Investment Banking". This figure is reported as the sum of outstanding positions, therefore inflating the notional values of all hedged positions. A considerable amount of credit default swaps in the trading book are hedged with offsetting positions. However, the business unit does maintain open long and short positions in credit default swaps and related instruments as part of its trading function.

The Group uses derivative financial instruments with the following characteristics:

As of 31 December 2001 CHF millions	Contract/ notional amount	Positive fair value	Negative fair value	Carrying value assets/ liabilities
Interest rate contracts				
Forwards and futures	12 383	7		7
Options	563			
Swaps	11 165	2 078	–2 135	–57
Total	**24 111**	**2 085**	**–2 135**	**–50**
Equity and index contracts				
Forwards and futures	1 332	21	–118	–97
Options	2 473	54	–49	5
Total	**3 805**	**75**	**–167**	**–92**
Foreign currency				
Forwards and futures	5			
Swaps	312	13	–3	10
Total	**317**	**13**	**–3**	**10**
Other derivatives				
Credit derivatives	52 155	161	–338	–177
Weather derivatives	59	1	–7	–6
Other	2 772	7	–138	–131
Total	**54 986**	**169**	**–483**	**–314**
Total derivative financial instruments	**83 219**	**2 342**	**–2 788**	**–446**

As of 30 June 2002 CHF millions	Contract/ notional amount	Positive fair value	Negative fair value	Carrying value assets/ liabilities
Interest rate contracts				
Forwards and futures	16 520	8	–18	–10
Options	505	5		5
Swaps	26 838	2 348	–2 403	–55
Other	676	1		1
Total	**44 539**	**2 362**	**–2 421**	**–59**
Equity and index contracts				
Forwards and futures	67	9	–1	8
Options	2 300	56	–29	27
Total	**2 367**	**65**	**–30**	**35**
Foreign currency				
Forwards and futures	13			
Options	76	1		1
Swaps	180	76	–76	
Total	**269**	**77**	**–76**	**1**
Other derivatives				
Credit derivatives	43 590	141	–414	–273
Weather derivatives	27	4		4
Other	2 747		–140	–140
Total	**46 364**	**145**	**–554**	**–409**
Total derivative financial instruments	**93 539**	**2 649**	**–3 081**	**–432**

4. Acquisitions and dispositions

In the first half of 2002 there were two Admin Re^{SM} transactions. Admin Re^{SM} is the purchase of closed blocks of in-force business and can be facilitated through either a stock purchase or reinsurance. On 2 April 2002, the Group entered into a coinsurance deal with Bankers Life & Casualty, which had an effective date of 1 January 2002. On 28 May 2002, the Group entered into a modified coinsurance deal with Conseco Direct Life Insurance with an effective date of 1 January 2002. The results of these transactions have been included from the effective dates.

Goodwill

During the half years ended 30 June 2001 and 2002, goodwill of CHF 181 million and CHF 186 million, respectively, was amortised.

As of 31 December 2001 and 30 June 2002, the balance of accumulated goodwill amortisation was CHF 945 million and CHF 1 032 million, respectively.

5. Deferred acquisition costs and acquired present value of future profits

CHF millions	2001 DAC	2001 PVFP	First-half 2002 DAC	First-half 2002 PVFP
Balance as of 1 January	3 155	3 917	3 836	7 674
Deferred	4 415		2 470	
Reclassification			–71	210
Effect of acquisitions		4 240		540
Amortisation	–3 731	–356	–1 831	–206
Effect of change in unrealised gains/losses		–133		–21
Effect of foreign currency translation	–3	6	–301	–822
Balance as of period end	**3 836**	**7 674**	**4 103**	**7 375**

The Group has reclassified certain amounts relating to life portfolio acquisitions shown in deferred acquisition costs and other balance sheet accounts to present value of future profits. Neither of these reclassifications have any impact on net income or net equity.

6. Debt

The Group enters into long and short-term debt arrangements to obtain funds for general corporate use and specific transaction financing. The Group also issues operational debt to provide working capital for the financing of specifically funded assets. Operational debt is the main medium to long-term funding method for all financial services liabilities. The Group defines long-term debt as debt having a maturity of greater than one year. The Group's long-term debt as of 30 June 2002 was as follows:

Long-term financial debt

Senior debt

Maturity	Instrument	Issued in	Currency	Nominal in m	Interest rate	Book value in CHF m
2004	Exch. Bond (TRIPLES)	1999	USD	530	2.250%	733
2005	EMTN	2001	GBP	150	5.625%	317
2006	Private Placement	2001	CHF	100	3.250%	100
2006	Senior Notes[1]	1996	USD	200	7.875%	297
2007	Trust preferred Stock (TruPs)[2]	1997	USD	42	8.720%	79
2007	Straight Bond	1997	CHF	500	3.750%	500
2008	Private Placement (step-up)[3]	2001	CHF	100	3.600%	100
2013	Payment Undertaking Agreement	2000	USD	25	6.600%	37
2015	EMTN (Straight Bond)	2001	CHF	150	4.000%	126
2026	Payment Undertaking Agreement	2000	USD	56	6.830%	81
Total senior debt as of 30 June 2002						**2 370**
Total senior debt as of 31 December 2001						**3 260**

[1] Assumed in the acquisition of Underwriters Re Group
[2] Assumed in the acquisition of Life Re Corporation
[3] CHF 100 million has been reclassified to short-term debt

Subordinated debt

Maturity	Instrument	Issued in	Currency	Nominal in m	Interest rate	to first reset in	Book value in CHF m
2021	Convertible Bond	2001	USD	1 150	3.250%	2011	1 679
–	Subordinated Perpetual Loan	1998	DEM	340	6M Libor+40bp	2008	255
–	Subordinated Perpetual Loan	1998	DEM	400	5.710%	2008	300
–	Subordinated Perpetual Loan	1998	CHF	300	6M Libor+37.5bp	2008	300
–	Subordinated Perpetual Loan	1998	DEM	110	6M Libor+45bp	2010	83
–	Subordinated Perpetual Loan (PARCS)	1999	EUR	250	6M Euribor+55bp	2006	367
–	Subordinated Perpetual Bond (SUPERB's)	1999	CHF	600	3.750%	2011	600
Total subordinated debt as of 30 June 2002							**3 584**
Total subordinated debt as of 31 December 2001							**3 785**

Long-term operational debt

Maturity	Instrument	Issued in	Currency	Nominal in m	Interest rate	Book value in CHF m
2003	EMTN	2002	EUR	50	1M Euribor	74
2003	EMTN	2002	GBP	50	3M Libor	114
2003	EMTN	2002	EUR	50	6M Euribor–1bp	74
2003	Insurance-linked Placement	2002	USD	200	3M Libor+3%	298
2005	EMTN	2002	EUR	24	Index	36
2005	Insurance-linked Placement	2002	USD	70	3M Libor+4%	104
2006	Fixed Term Preferred Shares	2002	GBP	100	4.840%	227
2006	Insurance-linked Placement	2002	USD	101	3M Libor+4.83%	150
2009	EMTN	2002	EUR	10	Index	15
2013	Index Linked Notes	2001	USD	10	Index	17
Various	Payment Undertaking Agreement	Various	USD	351	Various	538
Total operational debt as of 30 June 2002						**1 647**
Total operational debt as of 31 December 2001						**273**

Interest expense on long-term debt

Interest expense on long-term debt for the half years ended 30 June 2001 and 2002, respectively, was as follows:

CHF millions	2001	2002
Senior and long-term operational debt	67	80
Subordinated debt	39	81
Total	**106**	**161**

The majority of interest payments on debentures are payable annually with the principal due at maturity. Interest on bank and other loans is generally due semi-annually with principal due upon maturity.

In the first half of 2002, the Group entered into seven Payment Undertaking Agreements (PUA's) in the total amount of USD 201 million. The PUA's included in operational debt were issued between 2000 and 2002. They have fixed interest rates between 5.50% and 6.31% and mature between 2014 and 2019. PUA's are a form of financing transactions in which a counterparty deposits funds with the Group having fixed repayment terms and interest rates on the deposited funds. All interest rate risk is hedged to a three month Libor benchmark.

In the first half of 2002, the Group issued under the European Medium Term Note (EMTN) programme floating rate notes and index linked notes. In February, a note totalling EUR 50 million with a coupon based on six-month Euribor, maturing in 2003, was issued. In April, EUR 24 million was issued with a three year maturity and an index linked coupon. In June 2002, the Group issued three notes: EUR 10 million with an index linked coupon, maturing in 2009; EUR 50 million with a coupon based on one month Euribor and GBP 50 million with a coupon based on three month Libor, both maturing in 2003.

In April 2002, the Group privately placed GBP 100 million of preference shares into the United Kingdom. These shares are redeemable, non-voting and were issued with a cumulative fixed rate dividend of 4.84% (payable semi-annually) and have a final redemption date in 2006.

In the first half of 2002, the Group issued catastrophe linked notes in the following amounts: USD 200 million with an interest rate of three month Libor + 3% maturing in 2003 and USD 70 million with an interest rate of three month Libor + 4% maturing in 2005.

In June 2002, the Group issued USD 255 million of insurance-linked securities which provide for Swiss Re to receive payments if specified large natural catastrophe events occur. USD 101 million were privately placed with institutional investors at 30 June 2002 with an interest rate of three month Libor + 4.83% maturing in 2006.

7. Shareholders' equity

All of the Group's reinsurance companies prepare statutory financial statements based on local laws and regulations, which in some jurisdictions impose complex regulatory requirements. Most jurisdictions require reinsurers to maintain a minimum amount of capital in excess of a statutory definition of net assets or maintain certain minimum capital and surplus levels. In addition, some jurisdictions place certain restrictions on amounts that may be loaned or transferred to the parent company. The Group's ability to pay dividends may be restricted by these requirements.

Share data

CHF millions (except share data)	First-half 2001	First-half 2002
Basic earnings per share		
Income available to common shares	1 345	118
Weighted average common shares outstanding	284 966 640	310 292 476
Net income per share in CHF	4.72	0.38
Effect of dilutive securities		
Change in average number of shares due to:		
Employee options	805 780	146 434
Diluted earnings per share		
Income available to common shares assuming debt conversion and exercise of options	1 345	118
Weighted average common shares outstanding	285 772 420	310 438 910
Net income per share in CHF	4.71	0.38

In November 2001, the Group issued a convertible bond. The effect of the debt conversion is not included in the 2002 earnings per share, as the effects of converting to 9 236 800 shares were anti-dilutive.

Own shares

The following own shares of Swiss Re Zurich are held by the Group:

2001	Number of registered shares	CHF millions
Own shares held as of 1 January at cost	1 499 080	249
Purchases	654 832	98
Sales	–842 140	–136
Realised gains		7
Own shares held as of 31 December at cost	**1 311 772**	**218**
Own shares held as of 31 December at market value	**1 311 772**	**220**

First-half 2002	Number of registered shares	CHF millions
Own shares held as of 1 January at cost	1 311 772	218
Purchases	436 000	67
Sales	–406 934	–65
Realised gains		4
Own shares held as of 30 June at cost	**1 340 838**	**224**
Own shares held as of 30 June at market value	**1 340 838**	**195**

8. Commitments and contingent liabilities

11 September 2001

The Group directly underwrote a share of approximately 25% of the excess coverage for the USD 3.5 billion in first party insurance obtained by the lessees of the World Trade Center complex.

Following the September 11 terrorist attack, the Group initiated litigation against the lessees, its lenders and the Port Authority of New York and New Jersey, in the United States District Court for the Southern District of New York to obtain a judicial declaration of its rights and obligations with respect to all parties in interest. That action is captioned *SR International Business Insurance Ltd. v. World Trade Center Properties, LLC,* Case No. 01 CV 9291 (JSM). The defendants have filed counterclaims and joined other insurers to the lawsuit.

The insured contends that the destruction of the World Trade Center constitutes more than one occurrence under the coverage that the Group agreed to provide to the lessees. A trial is currently scheduled for November 2002. If judgement is granted in favour of the insured, then this could have a material impact on the Group's results of operations or statement of financial position.

Lincoln acquisition

In December 2001, the Group acquired the reinsurance operations of Lincoln National Corporation. In accordance with the purchase agreement between the Group and Lincoln, the Group prepared closing financial statements for the business acquired from Lincoln. The closing financial statements delivered by the Group reflected that the Group was entitled to approximately USD 770 million in additional assets from Lincoln.

On 24 April 2002, the Group filed a petition in United States District Court for the Southern District of New York requesting that the court compel the parties to resolve the dispute surrounding closing financial statements through the arbitration process as agreed upon in the purchase agreement and that the court appoint an alternate arbitrator firm to replace Ernst & Young LLP as arbitrator. A hearing on the Group's petition was held 17 May 2002. The judge determined that a further evidentiary hearing was needed and the court held the hearing during the week of 22 July 2002. The judge is scheduled to deliver his decision on the Group's petition on 29 August 2002. Any resulting adjustments arising from the resolution of the dispute may impact components of the balance sheet and therefore future amortisation of goodwill or acquired present values of future profits. These adjustments are not expected to have a material adverse impact on the Group's net income or net equity.

9. Information on business segments

The Group provides reinsurance and financial services throughout the world. Swiss Re Group has three business groups, which are determined by the organisational structure. These are Property & Casualty Business Group (former Non-Life Business Group); Life & Health Business Group, which includes life, health and disability reinsurance; Financial Services Business Group, which includes asset management, investment banking, credit and risk solutions. The Corporate Centre provides direction and Group-wide support to the business groups.

The main expenses excluded from the measurement of segments are goodwill amortisation, interest expenses and indirect taxes.

Net investment income and realised gains are allocated to business groups based on the net investment income and realised gains of the legal entities that are operated by these business groups. Where one entity is utilised by two or more business groups, the investment income and realised gains are allocated to these business groups using technical reserves and other information as a key for the allocation.

Property & Casualty Business Group ceased underwriting credit, surety and aviation business during 2001. Financial Services Business Group is now solely responsible for underwriting these lines of business. Contracts written before this change will continue to be managed by the Business Group that underwrote them until expiry, as will the run-off of the related claims liabilities. Accordingly, the prior periods have not been restated.

a) Business Group results

First-half 2001 CHF millions	Property & Casualty	Life & Health	Financial Services	Corporate Centre	Other	Reconciliation[1]	Total
Revenues							
Premiums earned	6 458	4 402	1 038				11 898
Net investment income	979	1 663	309		131	−35	3 047
Net realised investment gains	515	191	139		40	−1	884
Fees, commissions and other revenues			213		107	−86	234
Total revenues	**7 952**	**6 256**	**1 699**		**278**	**−122**	**16 063**
Expenses							
Claims and claim adjustment expenses; life and health benefits	−4 968	−4 182	−814				−9 964
Acquisition costs	−1 584	−942	−109				−2 635
Amortisation of goodwill					−181		−181
Other operating costs and expenses	−368	−290	−498	−197	−308	122	−1 539
Total expenses	**−6 920**	**−5 414**	**−1 421**	**−197**	**−489**	**122**	**−14 319**
Operating income	**1 032**	**842**	**278**	**−197**	**−211**	**–**	**1 744**

First-half 2002 CHF millions	Property & Casualty	Life & Health	*Financial* Services	*Corporate* Centre	Other	Reconciliation[1]	Total
Revenues							
Premiums earned	6 654	5 816	1 366				13 836
Net investment income	792	1 762	242		41	−33	2 804
Net realised investment gains/losses	−318	24	−28		82	40	−200
Trading revenues			48			−48	
Fees, commissions and other revenues			262		84	−115	231
Total revenues	**7 128**	**7 602**	**1 890**		**207**	**−156**	**16 671**
Expenses							
Claims and claim adjustment expenses; life and health benefits	−5 186	−4 944	−1 718				−11 848
Acquisition costs	−1 491	−1 364	−63			7	−2 911
Amortisation of goodwill					−186		−186
Other operating costs and expenses	−347	−399	−488	−190	−244	149	−1 519
Total expenses	**−7 024**	**−6 707**	**−2 269**	**−190**	**−430**	**156**	**−16 464**
Operating income	**104**	**895**	**−379**	**−190**	**−223**	**–**	**207**

[1] Certain income statement items are reclassified from the Financial Services business group presentation to the overall segment presentation within the reconciliation column. Comparative figures have been restated.

b) Property & Casualty Business Group – Line of business

First-half 2001 CHF millions	Property	Liability	Motor	Accident	Other lines	Property & Casualty Business Group
Revenues						
Premiums earned	2 064	1 407	1 405	531	1 051	6 458
Expenses						
Claims and claim adjustment expenses	–1 538	–1 195	–1 070	–262	–903	–4 968
Acquisition costs	–511	–338	–312	–148	–275	–1 584
Other operating costs and expenses	–114	–82	–67	–39	–66	–368
Underwriting result	**–99**	**–208**	**–44**	**82**	**–193**	**–462**
Claims ratio in %	75	85	76	50	86	77
Expense ratio in %	30	30	27	35	32	30
Combined ratio in %	105	115	103	85	118	107

First-half 2002 CHF millions	Property	Liability	Motor	Accident	Other lines	Property & Casualty Business Group
Revenues						
Premiums earned	2 208	1 651	1 315	511	969	6 654
Expenses						
Claims and claim adjustment expenses	–1 589	–1 349	–1 093	–404	–751	–5 186
Acquisition costs	–496	–369	–287	–119	–220	–1 491
Other operating costs and expenses	–135	–88	–45	–32	–47	–347
Underwriting result	**–12**	**–155**	**–110**	**–44**	**–49**	**–370**
Claims ratio in %	72	82	83	79	77	78
Expense ratio in %	29	27	25	30	28	28
Combined ratio in %	101	109	108	109	105	106

c) Life & Health Business Group

First-half 2001 CHF millions	Life	Health	Life & Health Business Group
Revenues			
Premiums earned	3 577	825	4 402
Net investment income	1 350	313	1 663
Operating revenues	**4 927**	**1 138**	**6 065**
Net realised investment gains	133	58	191
Total revenues	**5 060**	**1 196**	**6 256**
Expenses			
Claims and claim adjustment expenses; life and health benefits	−3 318	−864	−4 182
Acquisition costs	−800	−142	−942
Other operating costs and expenses	−234	−56	−290
Total expenses	**−4 352**	**−1 062**	**−5 414**
Operating income	**708**	**134**	**842**
Operating result, excluding realised gains	**575**	**76**	**651**
Management expense ratio in %	4.7	4.9	4.8
Return on operating revenues in %	11.7	6.7	10.7

First-half 2002 CHF millions	Life	Health	Life & Health Business Group
Revenues			
Premiums earned	4 779	1 037	5 816
Net investment income	1 431	331	1 762
Operating revenues	**6 210**	**1 368**	**7 578**
Net realised investment gains	39	−15	24
Total revenues	**6 249**	**1 353**	**7 602**
Expenses			
Claims and claim adjustment expenses; life and health benefits	−4 345	−599	−4 944
Acquisition costs	−1 154	−210	−1 364
Other operating costs and expenses	−318	−81	−399
Total expenses	**−5 817**	**−890**	**−6 707**
Operating income	**432**	**463**	**895**
Operating result, excluding realised gains	**393**	**478**	**871**
Management expense ratio in %	5.1	5.9	5.3
Return on operating revenues in %	6.3	34.9	11.5

d) Financial Services Business Group – Business units

First-half 2001 CHF millions	Asset Management	Investment Banking	Credit[1]	Risk Solutions	Financial Services Business Group total
Gross revenues					
Premiums earned			384	654	1 038
Net investment income	18		30	261	309
Net realised investment gains	–30		36	133	139
Fees and commissions	60	101	17	35	213
Total gross revenues	**48**	**101**	**467**	**1 083**	**1 699**
Expenses					
Acquisition costs			–29	–80	–109
Claims and claim adjustment expenses			–209	–605	–814
Gross margin	**48**	**101**	**229**	**398**	**776**
Operating costs	–123	–98	–167	–110	–498
Operating income	**–75**	**3**	**62**	**288**	**278**

First-half 2002 CHF millions	Asset Management	Investment Banking	Credit[1]	Risk Solutions	Financial Services Business Group total
Gross revenues					
Premiums earned			393	973	1 366
Net investment income	66		24	152	242
Net realised investment gains/losses	40		–11	–57	–28
Trading revenues	–19	72	–5		48
Fees and commissions	152	98		12	262
Total gross revenues	**239**	**170**	**401**	**1 080**	**1 890**
Expenses					
Acquisition costs		–7	–119	63	–63
Claims and claim adjustment expenses			–581	–1 137	–1 718
Gross margin	**239**	**163**	**–299**	**6**	**109**
Operating costs	–177	–174	–39	–98	–488
Operating income/loss	**62**	**–11**	**–338**	**–92**	**–379**

[1] Credit in 2001 included the results of NCM, the credit insurer which the Group sold as of 31 December 2001. The consideration included an equity share in the newly formed Gerling NCM company.

Cautionary note on forward-looking statements

Certain statements contained herein are forward-looking. These statements provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to a historical fact or current fact. Forward-looking statements typically are identified by words or phrases such as "anticipate", "assume", "believe", "continue", "estimate", "expect", "foresee", "intend", "may increase" and "may fluctuate" and similar expressions or by future or conditional verbs such as "will", "should", "would" and "could". These forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results, *performance, achievements* or prospects to be materially different from any future results, performance, achievements or prospects expressed or implied by such statements. Such factors include, among others:

- risks and uncertainties relating to our estimates of the losses arising from the 11 September 2001 terrorist attack in the United States, and the possibility of future terrorist attacks;
- changes in general economic conditions, particularly in our core markets;
- uncertainties in estimating reserves;
- the performance of financial markets;
- the frequency, severity and development of insured claim events;
- *mortality and morbidity experience;*
- policy renewal and lapse rates;
- changes in levels of interest rates;
- *changes in currency exchange rates;*
- changes in laws and regulations, including changes in accounting standards and taxation requirements; and
- increases in competitive pressures.

These factors are not exhaustive. We operate in a continually changing environment and new risks emerge continually. Readers are cautioned not to place undue reliance on our forward-looking statements. We undertake no obligation to publicly revise or update any forward-looking statements, whether as a result of new information, future events or otherwise.

Information

Contact addresses

Share Register
Karl Haas
Telephone +41 43 285 3294
Fax +41 43 285 3480
share_register@swissre.com

Investor Relations
Stefan Senn, Andreas Leu
Telephone +41 43 285 4444
Fax +41 43 285 5555
investor_relations@swissre.com

Public Relations/Media
Henner Alms
Telephone +41 43 285 3908
Fax +41 43 285 2023
Henner_Alms@swissre.com

Important dates

27 March 2003
Results 2002

12 May 2003
139th Ordinary General Meeting

29 August 2003
Interim Report

Original version in English.

This Interim Report 2002 is also available in French, German, Italian and Spanish.

The Interim Report 2002 *Shareholders' letter* is available in English, French, German and Italian.

Title
Interim Report 2002

Editing and translation
Corporate Communications, Investor Relations and Group Language Services

Text harmonisation
Michael Kaplan, Prospero, Edinburgh

Concept and design
Compostella + Perrot, Zollikon

Print by
NZZ Fretz AG, Schlieren

Order no.
1492019_02_en
IR 08/02, 19 500 en

Interim Report 2002
Swiss Reinsurance Company
Mythenquai 50/60
P. O. Box
CH-8022 Zurich
Switzerland
Telephone +41 43 285 2121
Fax +41 43 285 5493
publications@swissre.com

Swiss Re publications can
also be downloaded from
www.swissre.com